Certificate of Amendment

of

Third Amended and Restated Certificate of Incorporation

of

SeaStar Medical Holding Corporation

SeaStar Medical Holding Corporation (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify that:

1.
The name of the Corporation is SeaStar Medical Holding Corporation.

2.
The Third Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by restating the first sentence of Article IV, Section 4.1 in its entirety as follows:

“Authorized Shares. The total number of shares of all classes of capital stock, each with a par value of $0.0001 per share, which the Corporation is authorized to issue is 510,000,000 shares, consisting of: (a) 500,000,000 shares of common stock (the “Common Stock”) and (b) 10,000,000 shares of preferred stock (the “Preferred Stock”).”

3.
The foregoing amendment has been duly adopted by the board of directors of the Corporation and the holders of a majority of the issued and outstanding shares of capital stock of the Corporation entitled to vote thereon at the special meeting of stockholders of the Corporation held on September 6, 2023 pursuant to Sections 141 and 242 of the DGCL.

4.
This Certificate of Amendment shall be effective on September 19, 2023 at 5:00 p.m. Eastern Time.

IN WITNESS WHEREOF, SeaStar Medical Holding Corporation has caused this Certificate of Amendment to the Third Amended and Restated Certificate of Incorporation to be signed by its duly authorized officer on this day of September 19, 2023.

/s/ Eric Schlorff

Chief Executive Officer